

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 3, 2009

Jianhua Sun
Chief Financial Officer
Eastern Environment Solutions, Corp.
Harbin Dongadazhi Street 165
Harbin, P.R. China 150001

> **Re:** **Eastern Environment Solutions, Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 0-31193**

Dear Mr. Sun:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 7. Management's Discussion and Analysis, page 14
Liquidity and Capital Resources, page 15

1. We note your response to prior comment 1. Please tell us and disclose in future filings the terms of the oral extension, the risks and potential consequences of not being able to come to a satisfactory written refinancing agreement, and the risks and potential consequences of not being able to repay or refinance your debt.

Item 8. Financial Statements and Supplemental Data, page 16
Note 2. Summary of Significant Accounting Policies, page 25
Accounts Receivable, page 26

2.   We note your response to prior comment 5. Please tell us and disclose in future filings if, how, and why the payment terms under the HMUAB management agreement changed upon suspension of operations. Please address the potential risks and consequences of the government not going forward with the landfill project. Also, please explain to us how and why you believe your accounts receivables are "guaranteed".

Advance to Suppliers, page 26

3.   Please clarify why you do not believe that your advance construction in progress payments qualify as "advance payments…paid at the time of purchase or soon before or after purchase of property, plant, and equipment…" under footnote 6 of paragraph 17(c) of SFAS 95. It is not clear to us how or why payments related to construction in progress could qualify as "operating cash flows" based on the provisions of SFAS 95.

4.   Please also explain to us how such amounts would result in a cash inflow as shown in the cash flow statement for the six months ended June 30, 2009 rather than a non-cash allocation to construction in progress. It is not clear to us if or how the amounts under "advances to suppliers" and "additions to construction in progress" are related.

Revenue Recognition, page 26

5.   We note your response to prior comment 7. Based on your description of the BOT agreement in the Business section, it does not appear to us that all the material terms of the agreement are adequately disclosed, including payment terms. It remains unclear to us how you determined that the agreement does not qualify as a right to use property, plant, or equipment for a stated period of time under the conditions of paragraphs 7 and 12 of EITF 01-8. In this regard, we note the existence of a "base fee" and your disclosure that during the time you operate the facility the BOT agreement enables you to "recover your investment plus operating and maintenance expenses". Please advise.

6.   Please tell us and disclose in future filings the specific terms of the BOT agreement including the basis for determining the contract revenues and payments.

7.   We note your response to prior comment 8 that you have not been informed of a "specific date" for the completion of the relocation, which will precede your

return to operations. Please tell us and disclose in future filings an estimate of the timing of such events based on your discussions with the government.

Note 3. Property and Equipment, Net, page 32

8.   We note your response to prior comment 9. Please confirm that you will include these supplemental disclosures in your future filings. Please also include a disclosure of your actual utilization of the landfill disposal capacity for each period.

Note 5. Other Receivables, page 33

9.   Please provide us your assessment of the impact of the improper cash flow classifications for each annual and interim period presented.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief